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Filing pursuant to Rule 424(b)(2)
Registration Statement No. 333-66126

Prospectus Supplement

(To Prospectus Dated November 26, 2001)

15,075,838 Shares*

GENERAL MAGIC, INC.

Common Stock

    You should read this entire prospectus supplement, our base prospectus dated November 26, 2001, the accompanying Amendment No. 2 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 and the other documents incorporated by reference into this prospectus supplement and our base prospectus before you invest. These documents contain information you should consider carefully before making your investment decision. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different or additional information.

    This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock (including the common stock issuable upon the exercise of the warrants) offered hereby. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy our common stock in any circumstances in which an offer or solicitation is unlawful.

    Information in this prospectus supplement replaces any inconsistent information in the base prospectus. Information in this prospectus supplement and the accompanying prospectus may change after the date on the front of the applicable document. You should not interpret the delivery of this prospectus supplement or the accompanying prospectus or the sale of the common stock as an indication that there has been no change in our affairs since that date.

    Our principal executive offices are located at 420 North Mary Avenue, Sunnyvale, California 94085. Our telephone number is (408) 774-4000.

    INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE S-2 OF THIS PROSPECTUS SUPPLEMENT.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is December 3, 2001.

*  Includes shares of common stock issuable upon exercise of warrants

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

Page
RISK FACTORS	S-2
PLAN OF DISTRIBUTION	S-14
MARKET FOR OUR COMMON STOCK	S-14
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	S-14

PROSPECTUS

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RISK FACTORS

    In this section we summarize certain risks regarding our business and industry. Readers should carefully consider the following risk factors in conjunction with the other information included in this Prospectus Supplement.

We have a history of losses. We expect to continue to incur losses, and we may never achieve and sustain profitability.

    Since our inception, we have incurred significant losses, including a loss of $21.6 million for the nine-month period ended September 30, 2001. As of September 30, 2001, we had an accumulated deficit of $335.1 million. We expect to have net losses and negative cash flow for at least the next fifteen months. We plan to continue to spend significant amounts to develop, enhance and maintain our voice application products, services and technologies and to expand our marketing and sales efforts. As a result, we will need to generate significant revenues to achieve profitability. Even if we achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis. If we fail to achieve and sustain profitability, the price of our stock may decline substantially.

Our limited funding may restrict our operations and our ability to execute our business strategy, and the availability of additional financing is uncertain.

    Our business model requires us to devote significant financial resources to the productization, enhancement and maintenance of our magicTalk voice platform and to the development of related products and services, to the development of the sales and business development organization and to the operation and maintenance of our network operations center. Our ability to raise additional capital will depend on a variety of factors, some of which will not be within our control, including investor perception of us, our business and the industry in which we operate, and general economic and market conditions. If we are not able to successfully manage our existing resources or to secure additional financing in a timely manner, our ability to generate sufficient revenues may be restricted and our business curtailed.

    On June 28, 2001, we entered into a non-exclusive placement agent and financial advisory agreement with the investment banking firm of Ladenburg Thalmann & Co., Inc. pursuant to which Ladenburg Thalmann agreed to assist us in the offering of up to $15,000,000 worth of our common stock on a "reasonable best efforts" basis. Under this arrangement, Ladenburg Thalmann has agreed that it will seek to identify institutional investors who may wish to purchase our common stock from time to time on specific terms to be negotiated between us and such institutional investors. Any additional securities offered by us pursuant to this arrangement with Ladenburg Thalmann will be offered by us under a prospectus supplement to be delivered pursuant to the registration statement of which this prospectus is a part.

    On November 7, 2001, we entered into a non-exclusive financial consulting agreement with Hyperion Capital Partners Corp. ("Hyperion"), pursuant to which Hyperion agreed to assist us in the offering of shares of our common stock on a "reasonable best efforts" basis to institutional investors who may wish to purchase our common stock from time to time on specific terms to be negotiated between us and such institutional investors. Any securities to be offered by us pursuant to this arrangement with Hyperion will be offered by us under a prospectus supplement to be delivered pursuant to the registration statement of which this prospectus supplement is a part.

    On November 21, 2001, we entered into a non-exclusive financial consulting agreement with Atlas Capital Services, LLC ("Atlas"), pursuant to which Atlas agreed to assist us in the offering of shares of our common stock in private placements of up to $5,000,000 on a "reasonable best efforts" basis to institutional investors who may wish to purchase our common stock from time to time on specific terms to be negotiated between us and such institutional investors. Any securities to be offered by us pursuant to this arrangement with Atlas will be offered by us under a prospectus supplement to be delivered pursuant to the registration statement of which this prospectus supplement is a part.

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    Ladenburg Thalmann, Hyperion, and Atlas are not committed to purchase any of our securities, regardless of whether they do or do not successfully identify others to purchase our securities. We, in turn, are not obligated to sell any of our securities to any prospective purchaser successfully identified by Ladenburg Thalmann, Hyperion or Atlas.

    No assurance can be given that additional financing will be available under the agreement with Ladenburg Thalmann, Hyperion or Atlas or otherwise, or that, if available, it will be available on terms favorable to us or our stockholders. The unavailability or timing of revenues and financing may require us to curtail our operations. In addition, if we are not able to generate revenues or obtain funding, we may be unable to meet The Nasdaq National Market's continued listing requirements, and our common stock could be delisted from that market. See "—Our common stock may be delisted from The Nasdaq National Market if we are not able to demonstrate compliance with the continued listing requirements."

The market for our voice application products and services may not develop, which would substantially impede our ability to generate revenues.

    Our future financial performance depends on growth in demand for voice application products and services. If the market for voice application products and services does not develop or if we are unable to capture a significant portion of that market, either directly or through our partners, our revenues and our results of operation will be adversely affected.

    The market for voice application products and services is relatively new and still evolving. Currently, there are a limited number of products and services in this industry. The adoption of voice application products and services could be hindered by the perceived cost, quality and reliability of this new technology, as well as the reluctance of customers that have invested substantial resources in existing systems, such as touch-tone-based systems, to replace their current systems with this new technology. Accordingly, in order to achieve commercial acceptance, we must provide information to prospective customers and partners, including large, established companies, about the uses and benefits of voice-driven applications in general and our products in particular. If these efforts fail, or if our voice application products and services do not achieve commercial acceptance, our business would be harmed.

    The continued development of the market for our voice application products and services will depend upon the:

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  widespread adoption of voice-driven applications by businesses for use in conducting transactions and managing relationships with their customers;

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  consumer acceptance of such applications; and

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  continuing improvements in hardware and software technology that may reduce the cost and improve the performance of voice solutions.

We must establish and maintain relationships with customers and partners to generate revenues.

    Our business model for voice application products and services depends on generation of revenue from licensing of our magicTalk voice platform and from fees for speech and language consulting services and for voice application hosting services. Our success in generating these revenues depends on our ability to establish and maintain relationships with our existing customers, such as OnStar Corporation, and with other organizations that engage in high-volume customer interactions, such as companies with customer relationship management applications, established eCommerce businesses, and value-added telecommunications providers, and with partners that currently provide technology solutions to these businesses. Competition for relationships with companies such as these is extremely intense.

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We currently rely on a major customer for substantially all of our revenues. As a result, our inability to secure additional significant customers during a given period or the loss of our major customer could cause our quarterly results of operation to suffer significantly.

    In the first half of 2001, we derived approximately 91% of our total revenues from a single customer, OnStar Corporation, a subsidiary of General Motors Corporation. Any delay in the continuing deployment of the OnStar Virtual Advisor service, developed and deployed by General Magic in our network operations center, or in the expected rate of customer adoption of the service, could result in revenues and operating results for any quarter that are lower than projected. OnStar is not contractually obligated to purchase further development services from us after the expiration of the Services Addendum in August 2002, or to extend the network operations contract at the expiration of its current term in December 2002. In addition, OnStar may terminate its network operations agreement with us on sixty (60) days written notice and payment of a termination fee in an amount equal to the then current monthly rate for each month remaining in the term. Our dependence on OnStar makes it difficult to forecast quarterly operating results, which could cause our stock price to be volatile or to decline.

Our common stock may be delisted from The Nasdaq National Market if we are not able to demonstrate compliance with the continued listing requirements.

    Our common stock is currently listed on The Nasdaq National Market under the symbol "GMGC." However, there is a significant risk that we may be delisted from The Nasdaq National Market. If we do not raise sufficient capital or generate sufficient additional revenues in the fourth quarter of 2001, we may not be able to meet Nasdaq's $4 million "net tangible assets" test. As of September 30, 2001, the value of our net tangible assets was approximately $8.9 million.

    In addition, on August 15, 2001, we received a letter from NASDAQ advising us that our common stock had failed to maintain the minimum bid price requirement for the continued listing of our common stock on The Nasdaq National Market and that we would be provided with 90 calendar days in which to regain compliance with the rule or our common stock would be delisted from that market. On October 8, 2001, however, we received another letter from NASDAQ informing us that NASDAQ implemented a moratorium on the minimum bid price and market value of public float requirements for continued listing on The Nasdaq National Market in response to the extraordinary market conditions following the tragedy of September 11th. Accordingly, NASDAQ closed the matter raised in the letter of August 15. The moratorium, which is effective immediately and applies to all companies subject to the minimum bid and public float requirements, suspends such requirements until January 2, 2002. On January 2, 2002, NASDAQ plans to resume enforcement of these standards on a prospective basis.

    The delisting of our common stock from The Nasdaq National Market would result in a material reduction in some or all of the following, each of which may have a material adverse effect on our investors:

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  the liquidity of our common stock;

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  the market price of our common stock;

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  the number of institutional investors that will consider investing in our common stock;

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  the number of investors in general that will consider investing in our common stock;

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  the number of market makers in our common stock;

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  the availability of information concerning the trading prices and volume of our common stock;

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  the number of broker-dealers willing to execute trades in shares of our common stock; and

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  our ability to obtain financing for the continuation of our operations.

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If our securities were delisted from The Nasdaq National Market, they may be treated as "Penny Stocks", which would further reduce the liquidity in our common stock and make it more difficult for investors to sell their shares.

    If our common stock were delisted from The Nasdaq National Market, it could become subject to the SEC's "Penny Stock" rules. "Penny stocks" generally are equity securities with a price of less than $5.00 per share that are not registered on certain national securities exchanges or quoted on the Nasdaq system. Broker-dealers dealing in our common stock would then be subject to the disclosure rules for transactions involving penny stocks which require the broker-dealer to determine if purchasing our common stock is suitable for a particular investor. The broker-dealer must also obtain the written consent of purchasers to purchase our common stock. The broker-dealer must also disclose the best bid and offer prices available for our stock and the price at which the broker-dealer last purchased or sold our common stock. These additional burdens imposed upon broker-dealers may discourage them from effecting transactions in our common stock, which could make it difficult for investors to sell their shares and, hence, limit the liquidity of our common stock.

Our stock price may decline if our preferred stockholders exercise their preferred shares for common stock and sell that common stock into the market.

    As our preferred stockholders convert their preferred shares into common stock, the price of our common stock may decline further if the conversion shares are sold into the market. A decrease in the price of our common stock could cause the value of an investment in our common stock to decrease. For example, on September 27, 2001, the holders of approximately 40% of our then outstanding Series D and Series F preferred stock converted all of their shares of Series D and Series F preferred stock into 3,163,436 shares of our common stock, and on October 16, 2001, the remaining holders of our Series D and Series F preferred stock converted the remaining shares of our Series D and Series F preferred stock into 4,581,024 shares of our common stock, which together represented approximately 11% of our outstanding common stock. A decrease in the price of our common stock could cause our common stock to be delisted from The Nasdaq National Market. See "Our common stock may be delisted from The Nasdaq National Market if we are not able to demonstrate compliance with the continued listing requirements."

Mandatory conversion of our preferred stock and the sale of the resulting conversion shares would dilute current stockholders and could result in a decrease in our stock price.

    As of November 23, 2001, our outstanding Series G and Series H preferred stock was convertible into approximately 9,909,870 shares of our common stock. The holders of our preferred stock have the right to convert their preferred shares into shares of our common stock at any time. However, the Series H preferred stock is subject to mandatory conversion or redemption on April 20, 2002 (unless we elect to redeem it instead for a cash payment that could total as much as approximately $6 million). This means that there is a substantial likelihood that our Series H preferred stock will be converted into shares of our common stock by the end of the first quarter 2002. The holders of our common stock would experience substantial dilution to their investment upon conversion of the Series G and Series H preferred shares. In addition, the influx of the shares of common stock issuable upon conversion of the preferred shares into the market could serve to substantially drive down our stock price. A decrease in the price of our common stock could cause our common stock to be delisted from The Nasdaq National Market. See "Our common stock may be delisted from The Nasdaq National Market if we are not able to demonstrate compliance with the continued listing requirements."

    In addition, our board of directors may authorize the issuance of up to 427,101 additional shares of preferred stock that are convertible into common stock and the sale of additional shares of common stock or other equity securities that are convertible into common stock without any action by our stockholders. The issuance and conversion of any such preferred stock or equity securities would further dilute the percentage ownership of our stockholders.

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Conversion of our preferred stock and the sale of the resulting common stock could encourage our preferred stockholders or others to "short" our common stock, which could result in a further decrease in the price of our common stock.

    The significant downward pressure on the price of our common stock as our preferred stockholders exercise their warrants, convert their preferred shares, and sell material amounts of common stock could encourage short sales by our preferred stockholders or others. An increase in the aggregate short position on our common stock could result in further downward pressure on the price of our common stock.

Any future sales of our common stock, including through our arrangement with Ladenburg Thalmann, Hyperion Partners Corp., and Atlas Capital Services, LLC could result in dilution to our common stockholders and result in a decrease in our stock price.

    We currently have an arrangement with the investment banking firm of Ladenburg Thalmann pursuant to which we could raise up to $15,000,000 upon the sale of our common stock. In addition, we may seek to raise additional capital upon the sale of our common stock pursuant to our non-exclusive arrangements with Hyperion Partners Corp. and/or Atlas Capital Services, LLC, through which Hyperion and Atlas each agreed to assist us in offering shares of our common stock on a "reasonable best efforts" basis. We may also seek to raise additional capital otherwise than through our arrangements with Ladenburg Thalmann, Hyperion and Atlas. The holders of our common stock could experience substantial dilution when we raise additional capital pursuant to this prospectus, whether through the Ladenburg Thalmann agreement, the Hyperion agreement, the Atlas agreement or otherwise. In addition, as we raise additional capital through the sale of our common stock, the price of our common stock in the market could decrease, especially if we place these additional shares at a discount to market, as we have in the past. A decrease in the price of our common stock could cause our common stock to be delisted from The Nasdaq National Market. See "Our common stock may be delisted from The Nasdaq National Market if we are not able to demonstrate compliance with the continued listing requirements."

Risks Related To Our 5% Secured Notes Due April 15, 2003 In The Aggregate Original Principal Amount of $1,250,000.

    Effective October 15, 2001, we issued 5% Secured Notes Due April 15, 2003 in the aggregate original principal amount of $1,250,000 (the "Notes") to certain holders of our Series D and Series F preferred stock in exchange for 481,024 shares of common stock and all warrants to purchase shares of our common stock held by such investors that were issued in connection with the issuance of our Series B Convertible Preferred Stock, Series D Convertible Preferred Stock and Series H Convertible Preferred Stock (representing 1,013,776 shares). The Notes are secured by all of the assets of the Company.

    Leverage may impair our financial condition.

      The amount of our debt and long-term liabilities is significant in comparison to our total assets. As of November 23, 2001, our total debt (reflected by the Notes) is $1.26 million, and we are also liable for repayment of prepaid royalties of $2 million, together with interest, on or before December 31, 2003. Our debt and long-term liabilities could have important consequences to our equity holders, including:

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    limiting our ability to obtain future financing to fund future working capital, capital expenditures, acquisitions and other general corporate requirements; and

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    requiring a portion of our cash flow from operations for the payment of interest and principal on our debt and reducing our ability to use our cash flow to fund working capital, capital expenditures, acquisitions and general corporate requirements.

    Servicing the Notes will require periodic payments of cash, and our ability to generate sufficient cash depends on many factors, some of which are beyond our control.

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      Our ability to make payments on and refinance our debt and to fund planned capital expenditures depends on our ability to generate cash flow in the future. To some extent, this is subject to general economic, financial, and competitive factors and other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations or that we will be able to raise sufficient capital in the future in an amount sufficient to enable us to pay our debt or to fund other liquidity needs. As a result, we may need to refinance all or a portion of our debt on or before maturity. The Notes mature in stages commencing January 15, 2002. We cannot assure you that we will be able to meet our scheduled debt repayment obligations as they become due or obtain refinancing for our debt on favorable terms, if at all. Any inability to generate sufficient cash flow or to raise sufficient capital on favorable terms could have a material adverse effect on our financial condition.

    If we default on the Notes, then the Collateral Agent for the Note holders is afforded certain rights and remedies with respect to our assets that may materially and adversely affect our ability to operate our business.

      If we default on the Notes, then the Collateral Agent for the Note holders has numerous rights and remedies that may materially adversely affect our ability to conduct our business on an ongoing basis including, without limitation, the following:

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    declaring the entire indebtedness due and payable under the Notes without notice to us;

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    assembling and selling the collateral, as though it were its own;

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    foreclosing on the collateral;

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    transferring title to the collateral;

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    collecting revenues from the collateral (such as our accounts receivable);

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    endorsing negotiable instruments relating to the collateral;

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    to the extent permitted by applicable law, having a receiver appointed; and

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    all other rights and remedies that are available to secured creditors under the provisions of the New York Uniform Commercial Code, as amended from time to time.

    In addition, the holders of the Note have priority over our equity holders in the event of a liquidation of our Company.

Our voice application products and services can have long sales and implementation cycles and, as a result, our quarterly operating results and our stock price may fluctuate.

    Purchase of our voice application products and services requires the customer to adopt emerging voice applications technology. Accordingly, the decision to purchase our products and services typically requires significant pre-purchase evaluation. We may spend many months providing information to prospective customers regarding the use and benefits of our voice application products and services. During this evaluation period, we may expend substantial sales, marketing and management resources.

    After purchase, it may take substantial time and resources to implement our solution and to integrate it with our customer's existing systems. If we are performing significant professional services in connection with the implementation, we do not recognize software revenue until after system acceptance or deployment. In cases where the contract specifies milestones or acceptance criteria, we may not be able to recognize services revenue until these conditions are met. We have in the past and may in the future experience unexpected delays in recognizing revenue. Consequently, the length of our sales and implementation cycles may make it difficult to predict the quarter in which revenue recognition may occur and may cause revenue and operating results to vary significantly from period to period. These factors could cause our stock price to be volatile or to decline.

General economic conditions may delay customer adoption of voice applications and services.

    Unfavorable economic conditions may cause businesses to reduce capital expenditures on adoption of new technologies, including voice-driven applications and services. If the economic conditions in the

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United States worsen or if a wider or global economic slowdown occurs, our results of operations and financial condition may be adversely affected.

We expect our quarterly revenues and operating results to fluctuate. If our quarterly operating results fail to meet the expectations of financial analysts and investors, the trading price of our common stock may decline.

    Our revenues and operating results are likely to vary significantly from quarter to quarter. A number of factors are likely to cause these variations, including:

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  variation in capital spending budgets of our prospective customers, particularly in response to the current economic downturn;

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  the timing of sales of our products and services, particularly in light of the long sales cycles associated with the adoption of emerging voice application technologies;

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  delays in recognition of software license revenue in accordance with applicable accounting principles where we are providing any significant development assistance;

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  the timing of product implementations, particularly the implementation of large projects, such as the OnStar Virtual Advisor, with respect to which we may not be able to recognize software revenue until after system acceptance or deployment;

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  the mix of product license and services revenue;

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  our ability to develop, introduce, ship and support new and enhanced products, such as our magicTalk Enterprise Platform and new versions of our magicTalk Voice Gateway, that respond to evolving customer requirements in a timely manner; and

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  increased sales and product development expenses associated with our efforts to increase sales and to bring the magicTalk Enterprise Platform and new versions of the magicTalk Voice Gateway to market.

    Due to these factors, and because the market for our voice infrastructure software is new and rapidly evolving, our ability to accurately forecast our quarterly sales is limited. Because of the difficulty in predicting our future performance and the volatility of our quarterly results, our operating results may fall below the expectations of analysts or investors and, as a result, the price of our common stock may decline.

We may be required to redeem the outstanding Series H preferred stock for a redemption value that could total as much as approximately $7.8 million.

    The holders of the Series H preferred stock have redemption rights upon the occurrence of a "triggering event." A triggering event is defined as our providing notice to any holder of our Series H preferred stock, including by way of public announcement, at any time, of our intention not to comply with proper requests for conversion of any shares of our Series H preferred stock into shares of our common stock, or our failure to timely deliver conversion shares after the receipt of a valid conversion notice. As of October 19, 2001, the redemption value for these shares could total approximately $7.8 million upon the occurrence of a triggering event.

    If we were required to redeem all or any portion of these shares, such payments could deplete, equal or exceed our cash balance, which could materially and adversely affect our financial condition, render us insolvent and materially impede our ability to execute our business strategy. In addition, a decrease in our cash balance could cause our common stock to be delisted from The Nasdaq National Market. We cannot guarantee that we will be able to meet all of the requirements necessary to avoid a redemption. For more information on the documents governing our preferred stock, see "Where You Can Find More Information."

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Intense competition in the market for voice application products and services could prevent us from achieving or sustaining profitability.

    The market for voice application products and services is intensely competitive. A number of companies have developed, or are expected to develop, voice application technologies, products and services that compete with ours. Competitors in the voice application and platform technologies markets include companies that offer hosted or customer premise equipment-based voice-activated solutions to the telecommunications market, such as AccessLine Communications Corporation, Call Sciences Inc., Comverse Technology, Inc., InterVoice-Brite Inc. and Webley Systems, Inc.; speech recognition vendors, such as Nuance Communications Inc. and SpeechWorks International, to the extent that they engage in or support the development of voice applications; value-added resellers of speech recognition technology, such as NetbyTel.com, Inc. and VocalPoint, Inc.; companies that offer voice platform technologies, such as Motorola, Inc., Nuance Communications Inc. and VoiceGenie Technologies, Inc.; and companies in the voice portal category, such as BeVocal, Inc., HeyAnita Inc., and Tellme Networks Inc. Wireless communications infrastructure companies, such as Telefonaktiebolaget LM Ericsson or OPENWAVE Systems, Inc., may extend their offerings to provide the capabilities of the magicTalk communications platform, as may software developers such as Microsoft Corporation and Oracle Corp., or telecommunications companies such as AT&T Corp. and Sprint Communications Company, L.P. Many of these companies have longer operating histories, significantly greater financial, technical, product development, marketing and sales resources, greater name recognition, larger established customer bases, and better-developed distribution channels than we do. Our present or future competitors may be able to develop products that are comparable or superior to those we offer, adapt more quickly than we do to new technologies, evolving industry trends and standards or customer requirements, or devote greater resources to the development, promotion and sale of their products than we do. Accordingly, we may not be able to compete effectively in our markets, competition may intensify and future competition may harm our business.

Technology changes rapidly in our market, and our future success will depend on our ability to meet the needs of our customers.

    The market for voice application products and services is characterized by rapid technological change, changing customer needs, increasingly frequent new product introductions and evolving industry standards. The introduction of products or services embodying new technologies and the emergence of new industry standards could render our voice application products and services obsolete and unmarketable.

    Our success will depend upon our ability to timely develop and introduce new voice application products and services, as well as enhancements to our existing products and services, to keep pace with technological developments and emerging industry standards and address the changing needs of customers and partners. We may not be successful in developing and marketing new products or services that respond to technological changes or evolving industry standards. We may experience difficulties that could delay or prevent the successful development, introduction and marketing of new products or services. In addition, our new products and services may not adequately meet the requirements of the marketplace or achieve market acceptance.

We may experience delays in product development, which could adversely affect our revenues or results of operation.

    Any delays in product development or market launch could adversely affect our revenues or results of operation. To be successful, we must continue to develop and enhance our magicTalk voice platform, and related products and services. Software product development schedules are difficult to predict because they involve creativity and may require implementation of original, untried solutions or the use of new development tools. Our software development efforts have been delayed in the past. In addition to software development delays, we may also experience delays in other aspects of product development. Any product development delays could delay or prevent successful introduction or

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marketing of new or improved products or services or the delivery of new versions of our products or services.

If we are unable to retain key technical, professional service, sales, marketing and operational personnel, our business could be harmed.

    We rely upon the continued performance and services of our existing employees, including key managerial, technical, operational and marketing personnel. Our failure to attract, integrate, motivate and retain additional employees or to motivate and retain existing employees could harm our business.

The failure or unavailability of third-party technologies and related services could limit our ability to generate revenues.

    We have incorporated technology developed by third parties in certain of the voice application products and services offered to our customers, including the following:

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  email servers which process both emails and voice mails;

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  voice recognition software;

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  text-to-speech software; and

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  network operations center servers, routers and other equipment.

    We will continue to incorporate third-party technologies in future voice application products and services. We have limited control over whether or when these third-party technologies will be enhanced. In addition, our competitors may acquire interests in these third parties or their technologies, which may render the technology unavailable to us. If a third party fails or refuses to timely develop, license or support technology necessary to our products or services, market acceptance of our products or services could be adversely affected. Moreover, if these third-party technologies fail or otherwise prove to be not viable, it may have a significant impact on our ability to provide our services and/or to generate revenues.

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We rely on third party services to conduct our network operations center, and California's current energy crisis could disrupt our business operations and increase our expenses.

    We rely and will continue to rely on services supplied by third parties, such as telecommunications, Internet access and power, for services hosted in our network operations center. If these third-party services fail to meet industry standards for quality and reliability, market acceptance of our services could be adversely affected.

    California is in the midst of an energy crisis that could disrupt our business operations, in particular the services provided by our network operations center, and increase our expenses. In the event of an acute power shortage, that is, when power reserves for the State of California fall below 1.5%, California has, on some occasions implemented, and is likely in the future to implement rolling blackouts throughout California. We currently have a backup generator to maintain power to our network operations center, and maintain sufficient fuel on-site to run the generator for a number of hours, with arrangements from a supplier to provide additional fuel as needed. We have no other alternate source of power, and our current insurance may not provide adequate coverage for any damages we or our customers may suffer as a result of any interruption in our power supply. If blackouts interrupt power supply to our network operations center, and our backup generator fails to operate properly, or we are unable to contract for needed fuel, it could lead to interruptions in the services hosted in our network operations center and could substantially impair our ability to operate our business. Any such interruption in our ability to continue operations at our facilities could damage our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in lost revenue, any of which could substantially harm our business and results of operations.

Our failure to protect our intellectual property could impair our competitive position.

    Our future success and ability to compete depends in part upon our proprietary technology and our trademarks, which we attempt to protect under a combination of patent, copyright, trademark and trade secret laws, as well as with confidentiality procedures and contractual provisions. These legal protections afford only limited protection and may be time-consuming and expensive to obtain and/or maintain. Further, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

    We hold sixteen patents issued by the United States Patent and Trademark Office ("PTO"). We have ten patent applications pending before the PTO, as well as selected counterpart patent applications pending in foreign jurisdictions. There is no guarantee that patents will be issued with respect to our current or future patent applications. Any patents that are issued to us could be invalidated, circumvented or challenged. If challenged, our patents might not be upheld or their claims could be narrowed. Our intellectual property may not be adequate to provide us with a competitive advantage or to prevent competitors from entering the markets for our products or services. Additionally, our competitors could independently develop non-infringing technologies that are competitive with, equivalent to, and/or superior to our technology. Monitoring infringement and/or misappropriation of intellectual property can be difficult and expensive, and there is no guarantee that we would detect any infringement or misappropriation of our proprietary rights. Even if we do detect infringement or misappropriation of our proprietary rights, litigation to enforce these rights could cause us to divert financial and other resources away from our business operations. Further, we expect to license our products internationally, and the laws of some foreign countries would not protect our proprietary rights to the same extent as do the laws of the United States.

Our products may infringe the intellectual property rights of others, and resulting claims against us could be costly and require us to enter into disadvantageous license or royalty arrangements.

    The software industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement and the violation of intellectual property rights. Although we attempt to avoid infringing proprietary rights of others, third parties may assert claims

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against us from time to time alleging infringement, misappropriation or other violations of proprietary rights, whether or not such claims have merit. Such claims can be time consuming and expensive to defend and could require us to cease the use and sale of allegedly infringing products and services, incur significant litigation costs and expenses, and develop or acquire non-infringing technology or obtain licenses to the alleged infringing technology. We may not be able to develop or acquire alternative technologies or obtain such licenses on commercially reasonable terms.

Security problems in our voice application products or services would likely result in significant liability and reduced revenues.

    Security vulnerabilities and weaknesses may be discovered in our voice application products or services, in the licensed technology incorporated in our voice application products or services, in our network operations center hosting environment, or in the media by which end users access our voice application products or services. Any such security problems may require us to expend significant capital and other resources to alleviate the problems. In addition, these problems could result in the loss or misuse of personal information, including credit card numbers, and may limit the number of customers or subscribers for our voice application products or services. A decrease in the number of customers could lead to decreased revenues. These problems may also cause interruptions or delays in the development of enhancements to our voice application products and services and may result in lawsuits against us.

    We will continue to incorporate security technologies in our voice application products and services. However, such technologies may not be adequate to prevent break-ins. In addition, weaknesses in the media by which users access our voice application products and services, including the Internet, land-line telephones, cellular phones and other wireless devices, may compromise the security of the electronic information accessed. We intend to continue to limit our liability to end users and to our customers and partners, including liability arising from failure of the security technologies incorporated into our products and services, through contractual provisions. However, we may not successfully negotiate such limitations with all our customers and partners, nor may such limitations eliminate liability. We do not currently have liability insurance to protect against risks associated with forced break-ins or disruptions.

Any software defects in our products could harm our business and result in litigation.

    Complex software products such as ours may contain errors, defects and bugs. With the planned release of any product, we may discover these errors, defects and bugs, and, as a result, our products may take longer than expected to develop. In addition, we may discover that remedies for errors or bugs may be technologically unfeasible. Delivery of products with undetected production defects or reliability, quality or compatibility problems could damage our reputation. Errors, defects or bugs could also cause interruptions, delays or a cessation of sales to our customers. We could be required to expend significant capital and other resources to remedy these problems. In addition, customers whose businesses are disrupted by these errors, defects and bugs could bring claims against us. Although our contracts typically contain provisions designed to limit our exposure to liability claims, a claim brought against us, even if unsuccessful, could be time-consuming, divert management's attention, result in costly litigation and harm our reputation. Moreover, existing or future laws or unfavorable judicial decisions could limit the enforceability of the limitation of liability, disclaimer of warranty or other protective provisions contained in our contracts.

A claim for damages could materially and adversely affect our financial condition and results of operation.

    We may be subject to claims for damages related to system errors and other defects in the services we host for our customers or in our General Magic branded services. Agreements with end users of these services typically contain provisions designed to limit exposure to potential product liability claims. However, these provisions may not be sufficient to protect us from liability. Moreover, a claim

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brought against us, even if unsuccessful, could be time-consuming, divert management's attention, result in costly litigation and harm our reputation. We currently have liability insurance to protect against certain risks associated with system errors and other defects in our services. However, we cannot guarantee that such insurance will be sufficient.

We depend on the integrity and reliability of our software, computer hardware systems and network infrastructure, and any inadequacies may result in substantial interruptions to our service.

    Our ability to host services for our customers depends on the integrity of our software, computer hardware systems and network infrastructure, and the reliability of software and services supplied by our vendors, including providers of telecommunications and electric power. We have encountered, and may encounter in the future, errors in our software or our system design, or inadequacies in the software and services supplied by our vendors. Any such errors or inadequacies may result in substantial interruptions to our services or those we host for our customers. Such errors may be expensive or difficult to correct in a timely manner, and we may have little or no control over whether any inadequacies in software or services supplied to us by third parties are timely corrected, if at all.

Our stock price has been extremely volatile, and extreme price fluctuations could adversely affect your investment.

    The market price of our common stock has been extremely volatile. From January 1, 2000 to November 23, 2001, the closing price of our common stock has varied significantly from a high of $17.313 to a low of $.27 per share. Publicized events and announcements may have a significant impact on the market price of our common stock. For example, shortfalls in our revenue or net income, conversions of preferred stock into common stock, delays in development of our products or services, disruptions in our services, or announcements of partnerships, technological innovations or new products or services by our competitors could have the effect of temporarily or permanently driving down the price of our common stock. In addition, the stock market from time to time experiences extreme price and volume fluctuations that particularly affect the market prices for emerging and technology companies, such as ours. Such price and volume fluctuations are often unrelated or disproportionate to the operating performance of the affected companies. These broad market fluctuations may adversely affect your ability to sell your shares at a price equal to or above the price you purchased them. In addition, a decrease in the stock price of our common stock could cause our common stock to be delisted from The Nasdaq National Market.

Delaware law and certain provisions of our charter documents may inhibit a change of control of General Magic.

    Delaware law and provisions of our charter documents may make it more difficult for a third party to acquire, or may discourage a third party from attempting to acquire, General Magic. We are subject to the anti-takeover provisions of the Delaware General Corporation Law, which could delay a merger, tender offer or proxy contest or make such a transaction more difficult. In addition, provisions of our certificate of incorporation and bylaws may have the effect of delaying or preventing a change in control or in management, or may limit the price that certain investors may be willing to pay in the future for shares of our common stock. These provisions include:

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  authority to issue "blank check" preferred stock, which is preferred stock that can be issued by the board of directors without prior stockholder approval, with rights senior to those of common stock;
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  prohibition on stockholder action by written consent;
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  requirement that a two-thirds vote of the stockholders is required to amend the bylaws; and
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  advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

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    Furthermore, the documents governing the Series H preferred stock prohibit changes of control unless the surviving entity assumes all of our obligations under the Series H preferred stock and is a publicly traded corporation traded on The Nasdaq National Market, NYSE or AMEX. These rights could make an acquisition even more difficult.

Our facility is located near known earthquake faults, and the occurrence of an earthquake or other natural disaster could cause significant damage to our facility that may require us to cease or curtail operations.

    Our facility is located in the San Francisco Bay Area near known earthquake faults and is vulnerable to damage from earthquakes. In October 1989, a major earthquake that caused significant property damage and a number of fatalities struck this area. We do not have redundant, multiple site capacity, and so are also vulnerable to damage from other types of disasters, including fire, floods, power loss, communications failures and similar events. Any damage to our facility could lead to interruptions in the services hosted in our network operations center and loss of subscriber information, and could substantially if not totally impair our ability to operate our business. The insurance we maintain may not be adequate to cover our losses resulting from disasters or other business interruptions.

PLAN OF DISTRIBUTION

    On November 7, 2001, we entered into a non-exclusive financial consulting agreement with Hyperion Capital Partners Corp. ("Hyperion"), pursuant to which Hyperion agreed to assist us in the offering of shares of our common stock on a "reasonable best efforts" basis to institutional investors who may wish to purchase our common stock from time to time on specific terms to be negotiated between us and such institutional investors. Any securities to be offered by us pursuant to this arrangement with Hyperion will be offered by us under a prospectus supplement to be delivered pursuant to the registration statement of which this prospectus supplement is a part.

    In consideration of the services to be rendered by Hyperion in connection with this arrangement, we have agreed to pay Hyperion a commencement bonus equal to $10,000, an expense allowance of up to $15,000 and a cash fee, payable upon the closing of the sale of any of our securities to a select list of investors identified by Hyperion (if introduced to the Company by Hyperion), equal to 3% of the amount that we procure at such closing. In addition, we agreed to issue to Hyperion at each such closing, warrants to purchase 3% of the securities sold at an exercise price equal to the lower price (to any purchaser) at which any common equity of the Company is sold at such closing.

    On November 21, 2001, we entered into a non-exclusive financial consulting agreement with Atlas Capital Services, LLC ("Atlas"), pursuant to which Atlas agreed to assist us in the offering of shares of our common stock in private placements of up to $5,000,000 on a "reasonable best efforts" basis to institutional investors who may wish to purchase our common stock from time to time on specific terms to be negotiated between us and such institutional investors. Any securities to be offered by us pursuant to this arrangement with Atlas will be offered by us under a prospectus supplement to be delivered pursuant to the registration statement of which this prospectus supplement is a part.

    In consideration of the services to be rendered by Atlas in connection with this arrangement, we have agreed to pay Atlas a cash fee, payable upon the closing of the sale of any of our securities to a select list of investors identified by Atlas (if introduced to the Company by Atlas), equal to 4% of the amount that we procure at such closing. In addition, we agreed to issue to Hyperion at each such closing, warrants to purchase 3% of the securities sold at an exercise price equal to the effective per share paid by the investors engaging in the transaction.

    The Company entered into a common stock purchase agreement, effective as of November 30, 2001, with certain institutional investors identified by its non-exclusive financial advisors, Hyperion and

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Atlas (collectively, the "Purchasers") whereby the Purchasers agreed to purchase 14,705,000 shares of the Company's Common Stock for an aggregate purchase price of $4,705,600. The Common Stock was sold for a purchase price per share equal to 75% of the average closing bid price of the Common Stock on The Nasdaq National Market during the five trading days prior to December 3, 2001, or $0.32 per share.

    In connection with the closing of the transactions contemplated by this agreement, the Company has paid Atlas a cash fee of $124,224 and issued to Atlas warrants to purchase 267,713 shares of Common Stock at an exercise price per share of $0.32. The Company also paid a cash fee of $55,500 and issued warrants to purchase 103,125 shares of Common Stock at an exercise price per share of $0.32 to Hyperion.

MARKET FOR OUR COMMON STOCK

    On November 29, 2001, the last reported sales price of our common shares on the Nasdaq National Market was $0.42 per share.

    As of November 7, 2001 we had 78,155,972 shares of common stock outstanding.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Some of the statements in this prospectus supplement and the documents incorporated by reference are forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties, including, among others, those listed under "Risk Factors" on page S-3 of the this prospectus and in the documents incorporated by reference in our base prospectus.

    In some cases, you can identify forward-looking statements by words such as "anticipates," "believes," "estimates," "seeks," expects," "plans," "intends," "future" and similar expressions.

    Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance, or achievements and therefore such expectations may be incorrect. You are cautioned not to place undue reliance on these forward-looking statements.

    All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by our cautionary statements. The forward-looking statements included or incorporated herein are made only as of the date of this prospectus supplement, or as of the date of the documents incorporated by reference. We do not intend, and undertake no obligation, to update these forward-looking statements.

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TABLE OF CONTENTS
RISK FACTORS
PLAN OF DISTRIBUTION
MARKET FOR OUR COMMON STOCK
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS